MATERIAL CHANGE REPORT
Form 51-102F3
Item 1 — Name and Address of Company
Canadian Imperial Bank of Commerce (“CIBC) Commerce Court Toronto, Ontario M5L 1A2
Item 2 — Date of Material Change
August 2, 2005
Item 3 — News Release
On August 2, 2005, CIBC issued the attached press release announcing the material change.
Item 4 — Summary of Material Change
CIBC announced that it had reached an agreement in principle to settle the Enron class action litigation entitled Newby v. Enron Corp., brought on behalf of Enron security purchasers.
Item 5 — Full Description of Material Change
CIBC announced that it had reached an agreement in principle to settle the Enron class action litigation entitled Newby v. Enron Corp., brought on behalf of Enron security purchasers. The lawsuit is currently pending in the United States District Court for the Southern District of Texas, Houston Division.

Under the terms of the settlement, CIBC will pay U.S. $2.4 billion to the settlement class. Plaintiffs’ attorneys’ fees will be paid out of the settlement. The settlement does not include any admission of wrongdoing by CIBC. CIBC stated that it agreed to the settlement solely to eliminate the uncertainties, burden and expense of further protracted litigation. The class action settlement must be approved by the Board of Regents of the University of California, the lead plaintiff in the case, before it is submitted to the United States District Court for the Southern District of Texas.

CIBC also announced that it expects to take a charge to earnings of approximately Cdn. $2.8 billion (pre-tax) or approximately Cdn. $2.5 billion (after-tax) in the quarter ended July 31, 2005 to increase its litigation reserves to cover this settlement and its remaining Enron-related legal matters. After taking this charge into account, CIBC expects that its Tier 1 capital ratio will be approximately 7.5% as at July 31, 2005, above the regulatory requirement of 7.0% for a well-capitalized financial institution, but below the bank’s objective of 8.5% or higher. CIBC believes that its future earnings generating capability will restore the Tier 1 capital ratio to 8.5% or higher by mid-2006.

CIBC’s normal course common share issuer bid is currently not active, as is customary, pending the announcement of the third quarter financial results on August 24, 2005.

CIBC’s intention is not to resume its issuer bid until the Tier 1 ratio returns to 8.5% or higher.
Item 6 — Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7 — Omitted Information
Not applicable.
Item 8 — Executive Officer
For further information, please contact Ron Lalonde, Senior Executive Vice-President, Chief Administrative Officer and Chief Privacy Officer through Jacqueline C. Moss, Senior Vice-President, Deputy General Counsel at 416-980-3059.
Item 9 — Date of Report
August 8, 2005.

CIBC Agrees to Settle Enron Class Action Litigation
TORONTO, August 2, 2005 — CIBC (NYSE: BCM, TSX: CM) announced today that it has reached an agreement in principle to settle the Enron class action litigation entitled Newby v. Enron Corp., brought on behalf of Enron security purchasers. The lawsuit is currently pending in the United States District Court for the Southern District of Texas, Houston Division.
Under the terms of the settlement, CIBC will pay U.S. $2.4 billion to the settlement class. Plaintiffs’ attorneys’ fees will be paid out of the settlement. The settlement does not include any admission of wrongdoing by CIBC. CIBC stated that it agreed to the settlement solely to eliminate the uncertainties, burden and expense of further protracted litigation. The class action settlement must be approved by the Board of Regents of the University of California, the lead plaintiff in the case, before it is submitted to the United States District Court for the Southern District of Texas.
CIBC also announced that it expects to take a charge to earnings of approximately Cdn. $2.8 billion (pre-tax) or approximately Cdn. $2.5 billion (after-tax) in the quarter ended July 31, 2005 to increase its litigation reserves to cover this settlement and its remaining Enron-related legal matters. After taking this charge into account, CIBC expects that its Tier 1 capital ratio will be approximately 7.5% as at July 31, 2005, above the regulatory requirement of 7.0% for a well-capitalized financial institution, but below the bank’s objective of 8.5% or higher. CIBC believes that its future earnings generating capability will restore the Tier 1 capital ratio to 8.5% or higher by mid-2006.
CIBC’s normal course common share issuer bid is currently not active, as is customary, pending the announcement of the third quarter financial results on August 24, 2005. CIBC’s intention is not to resume its issuer bid until the Tier 1 ratio returns to 8.5% or higher.
Gerry McCaughey, President and Chief Executive Officer, said: “We are working in a number of areas to move CIBC forward. A key priority for us is to resolve this case and substantially reduce our litigation risk. By settling this case and maintaining what we believe are adequate reserves for our remaining Enron related legal issues, we can better focus our energies on our other priorities.”
CIBC will hold an analyst/media conference call at 8:00 a.m. (EDT) tomorrow (Wednesday, August 3, 2005). Participants should call the following number

10 minutes prior to the call: 416-340-2216 or 1-866-898-9626. An Instant Replay will be available within approximately one hour following the completion of the call at 1-800-408-3053, access code 3160279 until midnight August 16, 2005.
CIBC is a leading North American financial institution. CIBC provides a full range of products and services to over nine million retail clients, administers Cdn. $184.5 billion of assets for individuals and meets the complex business needs of corporate and institutional clients. At year-end, CIBC’s total assets were Cdn. $278.8 billion and its market capitalization was Cdn. $25.7 billion.
A NOTE ABOUT FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, financial condition, strategies and outlook of CIBC. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control could cause actual results to differ materially from the expectations expressed in CIBC’s forward-looking statements. Readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this news release.

Analyst inquiries should be directed to Kathryn A. Humber, Senior Vice-President of Investor Relations, at 416-980-3341. Media inquiries should be directed to Stephen Forbes, Vice President, Communications and Public Affairs, at 416-956-3330.